833 EAST MICHIGAN STREET ● SUITE 1800 MILWAUKEE, WISCONSIN 53202 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

August 27, 2018

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Heartland Group, Inc. (Registration Nos. 33-11371, 811-4982)

Preliminary Proxy Statement

Dear Ms. Browning:

The purpose of this letter is to respond to an additional comment received from you on August 27, 2018 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Heartland Group, Inc. (the “Registrant”) on August 7, 2018 with respect to the proposed liquidation of the Heartland International Value Fund (the “Fund”), a series of the Registrant, our response letter to your initial comments dated August 20, 2018, and our response letter to your additional comments dated August 24, 2018 (the “Supplemental Response Letter”).

Your comment and our response are set forth below.  Capitalized terms used in this response letter but not defined herein have the same meaning as in the Proxy Statement.

Comment 1.  With respect to comment #3 and the response thereto in the Supplemental Response Letter, the Proxy Statement states that the Company has retained Broadridge, but that the Advisor will pay for the services provided by Broadridge.  Please revise the Proxy Statement to provide further clarification on the arrangement with Broadridge, including which party has the contractual obligation with respect to such services and how the payment of the related costs will be handled (i.e., will the Advisor pay directly, or will the Company pay and the Advisor will reimburse the Company).  If the Company has any responsibility for the payment of such services under the contract with Broadridge, please make this clear in the disclosure.  Further, the response to comment #3 in the Supplemental Response Letter indicates that Broadridge is not a proxy solicitor, but rather provides printing, mailing and tabulation services.  Please explain why these are not considered to be proxy functions, as all of these functions appear to relate to the proxy.  If Broadridge is a proxy solicitor, please revise the Proxy Statement accordingly.

Response:  Registrant notes that Heartland Group, Inc. (i.e., the Company) has entered into the contract with Broadridge; however, the Advisor will directly pay for these costs.  The Registrant has added disclosure to the Proxy Statement to this effect. Additionally, for avoidance of doubt,

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Registrant has revised the Proxy Statement to state that Broadridge’s services are considered proxy solicitation services.

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Please call me at 608.284.2232 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Leah N. Cry

Leah N. Cry

cc:

Vinita K. Paul, Heartland Group, Inc.

Ellen R. Drought, Godfrey & Kahn, S.C.

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